SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SPECTRA-PHYSICS, INC.
                       (Name of Subject Company) (Issuer)

                           THERMO ELECTRON CORPORATION
                        (Name of Filing Person) (Offeror)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)

                                   847568 10 2
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                with a copy to:

                              Neil H. Aronson,Esq.
               Mintz, Levin, Cohn, Ferris,Glowsky and Popeo, P.C.
                              One Financial Center
                          Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation: Filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount of Filing Fee: None.
---------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:              Not applicable
        Form or Registration No.:            Not applicable
        Filing Party:                        Not applicable
        Date Filed:                          Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.

        [  ]   issuer tender offer subject to Rule 13e-4.

        [X] going-private transaction subject to Rule 13e-3.

        [X] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

            Thermo Electron Sets New Terms of Spectra-Physics Tender Offer


WALTHAM, Mass., November 6, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it plans to take its Spectra-Physics Inc. (NASDAQ:SPLI) subsidiary private at a new cash price of $17.50 per share. Thermo Electron expects to initiate the cash tender offer by November 16, 2001, for any and all outstanding shares of Spectra-Physics common stock held by minority shareholders. On September 26, 2001, Thermo Electron announced that it was delaying the commencement of its tender offer for shares of Spectra-Physics while it analyzed the impact on Spectra-Physics of the worsening economic conditions following the September 11 events.

     As of today, Thermo Electron owned approximately 80 percent of Spectra-Physics common stock. The goal of the tender offer is to bring Thermo Electron's equity ownership in Spectra-Physics to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Spectra-Physics common stock through a subsequent "short-form" merger, the timing of which will be announced at a later date. Shareholders who do not participate in the tender offer will also receive $17.50 in cash for their Spectra-Physics shares in the short-form merger.

     The tender offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings. The short-form merger would not require Spectra-Physics board or shareholder approval.

     Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate critical components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 12,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.

Other Important Information:

The tender offer described in this announcement for the outstanding shares of Spectra-Physics common stock has not yet commenced. Once the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain a tender offer statement, and other documents that are filed with the Securities and Exchange Commission, for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov.




                                     -more-

Also, if you write us or call us, we will send you these documents for free when they are available.

o      Tender offer statement (except for exhibits)
o      Offer to purchase
o      Letter of transmittal
o      Notice of guaranteed delivery

You can call us at (781) 622-1111, or write to us at:

Investor Relations Department
Thermo Electron Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA 02454-9046




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